1105 West 41st Street

Austin, Texas 78756

October 22, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn. Melissa Kindelan and Kathleen Collins

Re: Bumble Inc.

Form 10-K for the fiscal year ended December 31, 2023

File No. 001-40054

Ladies and Gentlemen,

Bumble Inc. (“Bumble” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 8, 2024 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Business Combination, page 67

1.

You state on page 84 that you perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value and the result of that assessment determines whether you perform a quantitative impairment test. Please revise to clarify which assessment(s) was performed. If you performed a quantitative impairment test, tell us the percentage by which the estimated fair value exceeded the carrying value for each reporting unit. If a reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances, such as a decrease in your market capitalization, that would reasonably be expected to negatively affect any key assumptions. If you determined that the fair value substantially exceeded the carrying value of your reporting units, please disclose that fact.

Bumble respectfully acknowledges the Staff’s comment. We advise the Staff that we will revise our disclosure on goodwill impairment assessment in future filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2024. We provide an example of disclosure below. Please note that the example disclosure below pertains to the Form 10-K for the fiscal year ended December 31, 2023. For future filings, facts and circumstances during our future impairment assessments may necessitate revisions to such disclosure. The Company further advises the Staff that in connection with the preparation of its financial statements as of and for the three and nine months ended September 30, 2024, the Company is currently performing an interim impairment test of goodwill, the results of which will be reflected in its forthcoming Quarterly Report on Form 10-Q for the period ended September 30, 2024, with a currently anticipated filing date of November 7, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Business Combination, page 67

Goodwill represents the excess of the purchase price of an acquired business over the fair value of net assets acquired. We test for goodwill impairment annually as of October 1 or more frequently when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

During each annual impairment test, we have the option to first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative assessment includes, but is not limited to: (i) deterioration in macroeconomic conditions or changes in market competitiveness; (ii) significant changes in cash flows and cost factors; (iii) changes in planned use of the assets; (iv) a significant decline in the Company’s stock price for a sustained period; and (v) a significant change in the Company’s market capitalization relative to its net book value.

As a result of the qualitative assessment, if we determine that it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform a quantitative test by estimating the fair value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit over its fair value, not to exceed the carrying amount of goodwill. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment.

We consider both the income and market approaches to estimate the fair value of a reporting unit. The income approach utilizes a discounted cash flow analysis. The market approach utilizes comparable public company information and key valuation multiples and considers a market control premium and guideline transactions, when applicable. The estimated fair value of a reporting unit is highly sensitive to changes in management’s estimates and assumptions including, but not limited to, the revenue growth rate, discount rate and valuation multiples.

During the years ended December 31, 2023, 2022 and 2021, there were no impairment charges recorded for goodwill. Based on our qualitative assessments during each of those periods, management determined that it was not more likely than not that the fair value of the Company’s reporting unit was less than its carrying value; therefore a more detailed quantitative analysis was not necessary and goodwill was not impaired for each of those periods. Refer to Note 8, Goodwill and Intangible Assets, net to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Bumble respectfully advises the Staff that conforming changes will be made to Note 2 (Summary of Selected Significant Accounting Policies – Goodwill) and Note 8 (Goodwill and Intangible Assets, net – Goodwill) in its Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, Page 112

2.	Please revise to separately disclose the amount of revenue attributable to the United States, your country of domicile. Refer to ASC 280-10-50-41.

Bumble respectfully acknowledges the Staff’s comment. We advise the Staff that we will separately disclose revenue attributable to the United States in future annual and quarterly filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2024 as set forth below, in accordance with ASC 280-10-50-41.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 13 – Segment and Geographic Information

	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
United States	$—	—%	$—	—%	$—	—%	$—	—%
Rest of the world	—	—%	—	—%	—	—%	—	—%

Total	$—	—%	$—	—%	$—	—%	$—	—%

The United States is the only country with revenues of 10% or more of the Company’s total revenue for the three and nine months ended September 30, 2024 and 2023.

Note 19. Commitments and Contingencies, page 115

3.

We note that as of December 31, 2023 and 2022, you have determined provisions of $65.8 million and $20.5 million, respectively, reflect your best estimate of any probable future obligation for your litigations. We further note your reference to not being able to predict the outcome or liability related to the various matters. Please revise such disclosure to clarify whether you believe there is at least a reasonable possibility that a loss or an additional loss in excess of amounts already accrued may have been incurred for these or any matters, and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.

Bumble respectfully acknowledges the Staff’s comment. We advise the Staff that as of the filing dates of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and December 31, 2022, respectively, the Company had determined that, while a loss in excess of accrued liabilities was reasonably possible, a reasonable estimate of the amount or range of possible loss in excess of amounts already accrued could not be made at such times. In future annual and interim filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2024, we will provide the applicable disclosures required by ASC 450-20-50-3 based on the current facts and circumstances at the time of filing, including a statement as to whether a loss is reasonably possible in excess of recorded amounts, and if so, the amount or range of such loss, if it can be estimated (or a statement that a reasonable estimate cannot be made at that time).

Please do not hesitate to call me at (919) 394-0587 or email me at anu.subramanian@team.bumble.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Anuradha B. Subramanian

Chief Financial Officer

cc: Elizabeth Monteleone, Chief Legal Officer

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